EXHIBIT 4.18

CONSULTING AGREEMENT

AGREEMENT, dated as of July 2, 2007, between UNILENS VISION, INC., a British Columbia corporation (the “Company”), and ALFRED W. VITALE (“Consultant”).

W I T N E S S E T H :

WHEREAS, Executive has served the Company as its Chief Executive Officer and has informed the Company that he will retire from such position on July 31, 2007;

WHEREAS, the Company wishes to continue to avail itself of the advice and consulting services of Executive during the remainder of 2007, and Executive is willing to provide such services; and

WHEREAS, Consultant and the Company are parties to a Severance Compensation Agreement, dated as of August 1, 2000, and amended pursuant to a First Amendment, dated as of October 23, 2001, a Second Amendment, dated as of May 28, 2002, a Third Amendment, dated as of August 25, 2003, a Fourth Amendment, dated as of November 21, 2003, a Fifth Amendment, dated as of April 1, 2004 and a Sixth Amendment, dated as of September 26, 2006 (as so amended, the “Severance Agreement”);

NOW, THEREFORE, in consideration of the mutual agreements set forth below, the parties agree as follows:

1. Retention and Term.

1.1 Retention. Subject to the terms and conditions of this Agreement, effective on August 1, 2007, the Company retains Consultant, and Consultant agrees to serve the Company, as a consultant with respect to the business and affairs of the Company generally and such specific matters as the Company and Consultant may from time to time agree. Consultant shall report to and advise the Company’s Board of Directors and its successor Chief Executive Officer or, if no such successor is appointed, the highest ranking executive officer of the Company. Consultant shall perform his duties to the best of his ability and shall devote substantially all of his business time, effort and attention to such duties, except that he may attend to personal business affairs from time to time so long as they do not unduly interfere with the performance of his duties to the Company.

1.2 Term. Subject to the provisions of Section 3, the term of this Agreement (the “Term”) shall commence on August 1, 2007 and shall continue through December 31, 2007.

1.3 Board of Directors. Consultant shall continue to serve as a member and as Chairman of the Board of the Company’s Board of Directors until the next annual meeting of the Company’s shareholders.

2. Compensation.

2.1 Consulting Fees. In consideration of Consultant’s services under this Agreement, the Company shall pay to Consultant during the Term monthly consulting fees of $12,500.

2.2 Expense Reimbursement. Consultant shall be entitled to reimbursement for all reasonable and necessary travel, entertainment and other expenses which are incurred by him in the performance of his duties. The Company shall pay or reimburse Consultant such expenses on presentation, within a reasonable time after such expenses are incurred, of an itemized account of such expenses, together with such vouchers or receipts for individual expense items as the Company may from time to time require under its normal policies and procedures.

2.3 Payment on Change in Control. In the event that a Change of Control (as defined in Section 2 of the Severance Agreement) occurs at any time during the Term or the six months following the Term, the Company shall pay Consultant a special bonus of $225,000.

3. Severance Agreement. The compensation arrangements set forth in this Agreement are independent of, and in addition to, the severance compensation provisions of the Severance Agreement. The Severance Agreement shall continue unchanged and in full force and effect, without regard to this Agreement, except that (i) its term shall be extended to July 31, 2007 and all references therein to June 30, 2007 shall be deemed changed to July 31, 2007 and (ii) the Change in Control provisions of Section 2 of the Severance Agreement shall be of no further force or effect on and after July 31, 2007, it being the intention of the parties that such provisions be superseded by the provisions of Section 2.3 of this Agreement.

4. Confidentiality.

4.1 General. Consultant agrees and acknowledges that, as a result of his retention with the Company, (i) he shall necessarily become informed of, and have access to, confidential information of the Company, including, without limitation, trade secrets, marketing plans and information, pricing information, identity of actual and prospective clients and customers, research, software, hardware and software configuration information, programming tools or techniques, data and data bases, developments, inventions, processes, formulae, designs, know how and technology, whether in written, digital or other form (together, “Confidential Information”) and (ii) all such Confidential Information, even though it may have been or may be developed or otherwise acquired by Consultant, is the exclusive, valuable property of the Company to be held by Consultant in a fiduciary capacity and solely for the Company’s benefit.

4.2 Non-Disclosure. Consultant shall not at any time, either during or subsequent to his employment hereunder, reveal, report, publish, transfer or otherwise disclose to any person or other entity, or use, any of the Confidential Information, without the written consent of the Company’s Chief Executive Officer (or, if no such successor is appointed, the highest ranking executive officer of the Company) or its Board of Directors, except for use on behalf of the Company in connection with its business, and except for such information that legally and legitimately is or becomes of general public knowledge from authorized sources other than Consultant or which Consultant is required by law or judicial process to disclose (but only to the extent required to be so disclosed).

4.3 Return of Materials. On the termination of his retention by the Company for any reason, Consultant shall promptly deliver to the Company all material and media containing any Confidential Information, and all copies or summaries thereof which are then in Consultant’s possession or control.

4.4 Remedies and Survival. Because the Company would not have an adequate remedy at law to protect its business and its interest in its trade secrets, proprietary or confidential information and similar commercial assets from any breach of the provisions of this Section 4, the Company shall be entitled, in the event of such a breach or threatened breach thereof by Consultant, to injunctive relief, in addition to such other remedies and relief that would be available to the Company. The provisions of this Section 4 shall survive any termination of this Agreement.

5. Indemnification. Consultant shall be entitled to all of the indemnification provided by the Company to its officers and directors pursuant to the governing instruments of the Company or by law.

6. Independent Contractor. Consultant shall be acting on behalf of the Company as an independent contractor, and not as an employee. As an independent contractor, Consultant shall be responsible for his own withholding and other tax obligations and the Company shall have no obligation to Consultant in such regard.

7. Entire Agreement; Amendments; No Waivers. This Agreement sets forth the entire understanding of the parties with respect to its subject matter and merges and supersedes all prior understandings of the parties with respect to its subject matter. No provision of this Agreement may be waived or modified, in whole or in part, except by a writing signed by each of the parties. Failure of any party to enforce any provision of this Agreement shall not be construed as a waiver of its rights under such or any other provision. No waiver of any provision of this Agreement in any instance shall be deemed to be a waiver of the same or any other provision in any other instance.

8. Communications. All notices, consents and other communications given under this Agreement shall be in writing and shall be deemed to have been duly given (a) when delivered by hand or by FEDEX or a similar overnight courier to, (b) five days after being deposited in any U.S. post office in a postage prepaid registered or certified mail envelope addressed to, or (c) when successfully transmitted by facsimile (with a confirming copy to be sent as provided in (a) or (b) above) to, the party for whom intended, at the address or facsimile number for such party set forth below, or to such other address or facsimile number as may be furnished by such party by notice in the manner provided herein; provided, however, that any notice of change of address or facsimile number shall be effective only upon receipt.

If to the Company:	If to Consultant:

Unilens Vision, Inc.	Mr. Alfred W. Vitale
10431 72nd Street	18525 S.E. Prestwick Lane
North Largo, Florida 34647-1511	Tequesta, Florida 33469
Attn.: Chief Executive Officer	Fax No.:
Fax No.: (212) 545-1883

9. Successors and Assigns. This Agreement shall be binding on, enforceable against and inure to the benefit of, the parties and their respective successors and permitted assigns, and nothing herein is intended to confer any right, remedy or benefit upon any other person. Neither party may assign its rights or delegate its obligations under this personal Agreement without the express written consent of the other, except that the Company may assign this Agreement to any successor to its business.

10. Governing Law. This Agreement shall in all respects be governed by and construed in accordance with the laws of the State of New York applicable to agreements made and fully to be performed in such state, without giving effect to conflicts of law principles. The parties hereto submit and consent to the jurisdiction of the courts in the State of New York, County of New York, including the Federal Courts located therein, should Federal jurisdiction requirements exist in any action brought to enforce (or otherwise relating to) this Agreement

11. Severability and Savings Clause. If any provision of this Agreement is held to be invalid or unenforceable by any court or tribunal of competent jurisdiction, the remainder of this Agreement shall not be affected thereby, and such provision shall be carried out as nearly as possible according to its original terms and intent to eliminate such invalidity or unenforceability. In this regard, the parties agree that the provisions of Section 4, including, without limitation, the scope of the territorial and time restrictions, are reasonable and necessary to protect and preserve the Company’s legitimate interests. If the provisions of Section 4 are held by a court of competent jurisdiction to be in any respect unreasonable, then such court may reduce the territory or time to which it pertains or otherwise modify such provisions to the extent necessary to render such provisions reasonable and enforceable.

12. Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

13. Construction. Headings used in this Agreement are for convenience only and shall not be used in the interpretation of this Agreement. References to Sections are to the Sections of this Agreement. As used herein, the singular includes the plural and the masculine, feminine and neuter gender each includes the others where the context so indicates.

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first set forth above.

UNILENS VISION, INC.

By	/s/ Michael Pecora
Michael Pecora
President/Chief Executive Officer

/s/ Alfred W. Vitale
ALFRED W. VITALE